

August 13, 2013

Via E-mail
Dennis N. Genty
Chief Financial Officer
Birner Dental Management Services, Inc.
1777 S. Harrison Street, Suite 1400
Denver, CO   80210

> **Re: Birner Dental Management Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-23367**

Dear Mr. Genty:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 39

(2) Significant Accounting Policies, page 46

Revenue, page 47

1.   Please tell us why it is appropriate pursuant to ASC 954-605-45-5(b) to report your revenues net of the provision for doubtful accounts. We note that your accounts receivable represents the "amount estimated to be collectible."

2.   You disclosed that the Company's revenue derived from capitated managed dental care contracts were 11.4%, 11% and 10.1% during fiscal year 2010, 2011 and 2012, respectively. We also note that on page 28 under the Results of Operations heading, you indicated that revenue from capitated managed dental care plans including revenue associated with co-payments were 21%, 21.7% and 21.5% for fiscal year 2010, 2011 and 2012, respectively. Please clarify whether you consider the co-payments as revenue from capitated managed dental care plans. In addition, please tell us why you did not report the revenue from capitated managed dental care plans separately pursuant to ASC 954-605-45-1 and 954-605-45-3.

Intangible Assets, page 49

3.   Please tell us why it was appropriate to allocate the purchase price to the Management Agreement you entered into with the Offices you acquired. Refer to your basis in the accounting literature.

(10) Income Taxes, page 61

4.   We note that you reported an income tax receivable of $442,630 as of December 31, 2012 on the consolidated balance sheets. Please tell us the nature of this receivable and how this receivable affects the income tax expense for fiscal year 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining